October 29, 2021

United States Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

CM Life Sciences III Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed August 25, 2021

File No. 333-259054

Ladies and Gentlemen:

On behalf of our client, CM Life Sciences III Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance, Office of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement filed on August 25, 2021 (the “Registration Statement”), contained in the Staff’s Letter dated October 22, 2021.

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement as filed.

Amendment No. 2 to the Registration Statement on Form S-4 Filed August 25, 2021

Background of the Business Combination, page 187

1.	We note your response to our prior comment 7 and reissue in part. We note your statement that the “preliminary discussions [with Company A] were preliminary in nature and were conducted without exclusivity arrangements.” However, investors need to know what terms were important to the Registrant during negotiations with Company A to understand why EQRx was ultimately superior. Please expand your disclosure to include the potential terms discussed with Company A. Additionally, please discuss the overlap of the discussions with Company A, which ended on May 27, 2021 and with EQRx, which began on April 26, 2021, including when the CMLS III Board became aware of Mr. Casdin’s discussions and the considerations the Board evaluated regarding Mr. Casdin’s role as an interested party.

Response: The Company has revised the disclosure on pages 187 and 188 of Amendment No. 2 to address the Staff’s comments.

US Securities and Exchange Commission October 29, 2021

Certain EQRx Projected Financial Information, page 202

2.	We note your response to our prior comment 12 and reissue. Please expand your disclosure on page 203 to discuss the dates you expect the respective products to receive regulatory approval in each market, the related cost of sales and net income for 2026 and 2028, the possible impact if your assumptions are incorrect, and identify the probabilities assigned to management’s assumptions. Please also clarify whether you have considered multiple scenarios and how they were weighted.

Response: The Company has revised the disclosure on pages 203 and 204 of Amendment No. 2 to address the Staff’s comments, including to note which of the inputs and assumptions noted in the Staff’s comment are not available to provide to investors.

3.	We note the additional value that you expect from the unidentified in-licensed assets you plan to acquire. Please disclose that there is no guarantee that you will identify the requisite number of suitable assets and that even if you do, you may not be able to acquire these assets or you may not be able to acquire them on terms that will produce the projected returns. Please also disclose, if true, that the market share projections are based on your untested pricing model.

Response: The Company has revised the disclosure on pages 203, 204 and 261 of Amendment No. 2 to address the Staff’s comments.

EQRx Business, page 253

4.	We note your response to our prior comment 13 and reissue. However, neither of these statements provide a basis for how you arrived at the success rates of 5-7 out of 10 drug candidates and 3-5 out of 10 drug candidates. Please revise to provide the basis by which you arrived at the numeric value of those rates, or remove the statements. Please revised the founders letter to state there is no guarantee the suggested success rate will be achieved.

Response: The Company has revised the disclosure on pages 258, 264 and 272 of Amendment No. 2 to address the Staff’s comments.

The EQRx Business Opportunity, page 261

5.	We note your response to our prior comment 15 and reissue. The revision does not address our comment regarding the size of the market for the products you are currently developing. Please also balance the disclose added on page 261 with the fact that there is no guarantee you will identify and successfully acquire ten or more additional programs in the next twelve months.

Response: The Company has revised the disclosure on pages 203 and 261 of Amendment No. 2 to address the Staff’s comments.

US Securities and Exchange Commission October 29, 2021

Time for something new - time for “New Pharma”, page 262

6.	We note your response to our prior comment 16 and your revisions. However, there are still multiple statements in your disclosure of “equivalent or superior.” Given the early stage of development of your programs, these statements are inappropriate. Please either provide the basses to support these statements, or remove.

Response: The Company has revised the disclosure on pages 263, 264, 271 and 319 of Amendment No. 2 to address the Staff’s comments. The Company also notes that it views the use of the phrase “equivalent or superior” and similar language on pages 262 and 272 of Amendment No. 2 as a statement of EQRx’s operating goal to be appropriate in light of the lengthy risk factor disclosure throughout Amendment No. 2.

Building a catalog of affordable medicines, page 270

7.	We note your response to our prior comment 18 and reissue. Your revision does not address our comment to describe the basis for your projections, nor does it address our comment to describe the underlying assumptions behind the projections.

Response: The Company has revised the disclosure on page 273 of Amendment No. 2 to address the Staff’s comments.

Additional information on our pipeline programs, page 278

8.	We note your response to our prior comment 21 and your disclosure regarding the severe adverse events observed in the aumolertinib and the sugemalimab trials. Please expand your disclosure to identify the severe adverse events and the number of patients that experienced severe adverse events.

Response: The Company has revised the disclosure on pages 279, 280 and 282 of Amendment No. 2 to address the Staff’s comments and include the requested information regarding severe adverse events that is currently available to EQRx.

9.	To the extent that you have not conducted head-to-head clinical trials, please revise your disclosure to remove comparisons of your product candidates to other treatments, products and product candidates. As but one example, we note your statements on page 281 that “The tolerability profile was acceptable and comparable to other immune checkpoint inhibitors.” Additionally, we note your statement on page 278 that you believe that aumolertinib has “demonstrated clinically meaningful activity and an encouraging tolerability profile.” Statements regarding efficacy and safety are determinations that only the FDA or a foreign government equivalent has the authority to make. Please revise your disclosure throughout your document, including but not limited to the statement noted, to eliminate your conclusions or any suggestions that your product candidates have been or will ultimately be determined safe and/or effective or have demonstrated safety and/or efficacy for purposes of granting approval by the FDA or comparable agency. You may present the objective data from the clinical trials without drawing a conclusion from the results.

Response: The Company has revised the disclosure on pages 278, 281 and 282 of Amendment No. 2 to address the Staff’s comments.

US Securities and Exchange Commission October 29, 2021

Certain Material U.S. Federal Income Tax Considerations, page 398

10.	We note your response to our prior comment 24 and the revised disclosure on page 399. Please explain why counsel cannot give a “will” opinion with respect to whether the Business Combination qualifies for U.S. federal income tax purposes as a “reorganization” within the meaning of the IRC. If counsel intends to provide a “should” opinion, please (1) revise the disclosure to describe the degree of uncertainty and explain the facts or circumstances giving rise thereto and (2) add risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, see Section III.C.4 of Staff Legal Bulletin No. 19

Response: The Company has revised the disclosure on page 399 of Amendment No. 2 to address the Staff’s comments.

Exhibits

11.	We note your response to our prior comment 25 and do not agree that these agreements are not required to be filed as an exhibit to your registration statement. Throughout your prospectus, you reference the importance of building a portfolio of cross-developmental programs, including these specific preclinical programs. Given the importance of these programs to the company’s future success, it appears that you are substantially dependent upon them.

Response: The Company respectfully acknowledges the Staff’s comment, and in response thereto has revised the disclosure throughout Amendment No. 2 so as not to overstate the importance of agreements that it has not filed as Exhibits to Amendment No. 2. The Company believes revising the disclosure to avoid any implication that the Company’s future success is “substantially dependent” upon such ordinary course agreements is appropriate and will provide more meaningful disclosure to stockholders about the Company’s business, as well as its future prospects and plans. With respect to filing the agreements as exhibits to the registration statement, we have provided our analysis below.

Item 601(b)(10) of Regulation S-K specifies those agreements that must be filed as exhibits to the registration statement. This requirement is stated as “every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement.” Further, Item 601(b)(10) provides guidance regarding its meaning of “in the ordinary course of business,” indicating that an agreement “will be deemed to have been made in the ordinary course of business” if it “is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries.” If an agreement is deemed to be made in the ordinary course, it need not be filed, unless it is an agreement upon which the registrant’s business is substantially dependent pursuant to Item 601(b)(10)(ii)(B). Said differently, an agreement to which the registrant is substantially dependent must be filed, regardless of being made in the ordinary course, unless it is “immaterial in amount or significance.”

EQRx is a pharmaceutical company committed to developing and delivering innovative medicines to patients at radically lower prices. Launched in January 2020, EQRx’s “New Pharma” solution starts with assembling a catalog of medicines at significant scale, targeting some of the most innovative clinical opportunities and highest drug cost categories, with an initial focus on oncology and immune-inflammatory diseases. EQRx is building its catalog through: (a) in-licensing clinical and preclinical stage programs to accelerate its business model, (b) building alliances with cutting-edge drug engineering platforms to build an earlier-stage pipeline of programs, and (c) establishing partnerships with other biopharma companies to develop combination therapies. Accordingly, the agreements related to building a cross-developmental programs are of the type that ordinarily accompany the Company’s business and would be deemed to be made in the ordinary course.

US Securities and Exchange Commission October 29, 2021

Under Item 601(b)(10)(ii)(B) of Regulation S-K, certain agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless can be deemed not to have been made in the ordinary course of business of the registrant, if the agreement is one “upon which the registrant’s business is substantially dependent.” Although it does not define the term “substantially dependent,” Item 601(b)(10)(ii)(B) identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent. The agreements do not fall under clause (1) above as they are not continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials.

Clause (2) refers to a franchise or license to use patents, formulas, trade secrets, processes or trade names on which the Company’s business depends to a material extent. As further discussed below, we believe the Hansoh and CStone agreements are examples of licenses that EQRx depends on to a material extent while the Exscientia, AbCellera, and Relay agreements are ordinary course agreements that EQRx does not depend on to a material extent.

Hansoh Strategic Collaboration and License Agreement and CStone Exclusive License Agreement

The Commission has not adopted a clear, bright-line test to define “substantially dependent” under Item 601(b)(10)(ii)(B). However, the regulatory history of the adoption of Item 601(b)(10) provides support for a narrow reading of the filing requirement. To this end, over the years, several registrants have reviewed the regulatory history of Item 601(b)(10) and concluded that the filing requirement relates only to contracts of an “extraordinary nature” the loss of which would jeopardize the future viability of the company or affect the fundamental nature or structure of its business as a whole. In this regard, the Company advises the Staff that the only two agreements upon which EQRx’s business is currently substantially dependent within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K are the two license agreements for its pre-registrational assets, aumolertinib and sugemalimab. These material contracts are filed as Exhibits 10.18 and 10.19 to Amendment No. 2.

Given the nature of the agreements, as further discussed below, if either of these two license agreements were to terminate, and EQRx were to not have rights to such assets, its near-term business plans and prospects would be materially harmed.

Aumolertinib — Hansoh

On July 22, 2020, EQRx entered into a collaboration and license agreement with (Shanghai) Healthtech Co., LTD and Jiangsu Hansoh Pharmaceutical Group Company LTD (“Hansoh”) under which it acquired an exclusive license for the research, development, and commercialization of aumolertinib, a 3rd generation EGFR inhibitor, worldwide in the “Hansoh Territory.” Under the terms of the license agreement, EQRx received an exclusive license to develop aumolertinib for any and all uses for the treatment of cancer, cancer-related and immune-inflammatory diseases in humans at its own cost and expense in EQRx’s territory.

US Securities and Exchange Commission October 29, 2021

EQRx was obligated to make an upfront non-refundable, non-creditable payment of $25.0 million. If EQRx succeeds in developing and commercializing aumolertinib, Hansoh will be eligible to receive (i) up to $90.0 million in development and regulatory milestone payments, and (ii) up to $420.0 million in sales milestone payments. In the event that Hansoh elects to opt out of sharing certain global development costs in accordance with the terms of the license agreement, the total potential development and regulatory payments Hansoh is eligible to receive will be reduced to $55.0 million, and the total potential sales milestone payments will be reduced to $350.0 million.

Sugemalimab/EQ176 — CStone

On October 26, 2020, EQRx entered into a license agreement with CStone Pharmaceuticals (“CStone”) under which it acquired an exclusive license for the research, development, and commercialization of CStone’s sugemalimab, an anti-PD-L 1 monoclonal antibody, and CS1003, an anti-PD-1 monoclonal antibody (“EQ176”), in the “CStone Territory.” Under the terms of the license agreement, EQRx received an exclusive license to develop sugemalimab and EQ176 for any and all uses at its own cost and expense in the Company’s territory.

EQRx was obligated to make an upfront non-refundable, non-creditable payment of $150.0 million, including $10.0 million as CStone received notification that the U.S. Food and Drug Administration designated sugemalimab as a Breakthrough Therapy. If EQRx succeeds in developing and commercializing sugemalimab, CStone will be eligible to receive (i) up to $107.5 million in development and regulatory milestone payments, and (ii) up to $565.0 million in sales milestone payments. If EQRx succeeds in developing and commercializing EQ176, CStone will be eligible to receive (i) up to $75.0 million in development and regulatory milestone payments, and (ii) up to $405.0 million in sales milestone payments.

EQRx has the right to terminate the license agreement with Hansoh for any or no reason upon at least 180 days prior written notice to Hansoh. Either party may terminate the license agreement in its entirety for the other party’s material breach if such party fails to cure the breach. Either party may also terminate the agreement in its entirety upon certain insolvency events involving the other party.

Drug Engineering Collaborations

Regardless of the absence of a bright-line test, the plain language of Item 601(b)(10)(ii)(B) requires filing of a contract only if it is one on which the “business is substantially dependent.” The disclosure policy behind Item 601(b)(10)(ii)(B) seems to be that an agreement made in the ordinary course should be deemed not to be made in the ordinary course if it is so material or so significant to the registrant that, if the agreement were to terminate, the registrant’s future viability could be jeopardized. In light of the terms and operation of the Drug Engineering Collaborations, EQRx does not believe that its business is substantially dependent on these agreements.

While EQRx has entered into numerous agreements in furtherance of a strategy to expand its catalog of drug programs, none of such agreements (which included licenses for early-stage assets, as well as its drug engineering collaboration arrangements) are material contracts.

EQRx respectfully advises the Staff that its drug engineering collaborations with Exscientia, AbCellera, Relay Therapeutics and more recently, AbSci, are simply one way among many to grow its catalog of medicines. Such collaborations may never result in additional assets for EQRx’s catalog of medicines. EQRx may continue to grow, and intends to continue to grow, its catalog through multiple efforts. As disclosed in Amendment No. 2 on page 285, EQRx intends to continue to in-license assets from other third parties (which to date, such in-licenses have been the sole source of EQRx’s existing catalog). EQRx also intends to grow its catalog through internal efforts to partner with other biopharma companies to develop combination therapies, and expects to engage in its own proprietary development efforts. The ordinary course agreements with Exscientia, AbCellera, Relay Therapeutics and AbSci have yet to provide, and may never provide, any viable product candidates to EQRx’s catalog of medicines. Each of these agreements do not currently require any payments to or from EQRx; instead, these collaborations rely on a mutual cost-sharing arrangement with options for further collaboration. Even if such arrangements result in viable product candidates, because of the number of assets that EQRx intends to have in its catalog of medicines, it is highly unlikely that EQRx would be substantially dependent upon any such assets or these collaboration agreements at the time when such product candidates resulting from these agreements become viable.

As previously noted for the Staff, the financial commitments under such agreements (see Note 10 to EQRx’s unaudited condensed consolidated financials included in Amendment No. 2) are immaterial in amount and significance, based on 50/50 cost-and profit-sharing arrangements that are within each party’ control to undertake. Such ordinary course agreements with Exscientia, AbCellera, Relay Therapeutics and AbSci are non-exclusive as to EQRx. EQRx is free to continue to continue to seek out other partners, continue to in-license assets, and engage in other activities in pursuit of its strategy. For all of these reasons, EQRx is not substantially dependent on any of these drug engineering collaboration agreements and the Company has adjusted its disclosure in Amendment No. 2 accordingly.

US Securities and Exchange Commission October 29, 2021

Please do not hesitate to contact A.J. Ericksen at (713) 496-9688 or Matt Kautz at (212) 819-8395 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

White & Case LLP

cc:	Keith Meister, Chairman, CM Life Sciences III, Inc.
Brian Emes, Chief Financial Officer and Secretary, CM Life Sciences III, Inc.
Joel Rubinstein, Matthew Kautz, Andrew J. Ericksen, White & Case LLP
William D. Collins, Marianne C. Sarrazin, Kingsley L. Taft, Mitchell S Bloom, Goodwin Procter LLP